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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                             (Amendment No. ____ )*


                            General Automation, Inc.
                                (Name of Issuer)

                          Common Stock, $0.10 par value
                         (Title of Class of Securities)

                                   369032-10-7
                                 (CUSIP Number)

                          Glenford J. Myers, President
                               RadiSys Corporation
                                RadiSys CPD, Inc.
                           5445 NE Dawson Creek Drive
                             Hillsboro, Oregon 97124
                                 (503) 615-1100
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                               September 30, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 369032-10-7                                          Page 2 of 8 Pages
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      RadiSys Corporation
      93-0945232
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
 -------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      OO

--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     [ ]


--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Oregon

--------------------------------------------------------------------------------
               | 7    SOLE POWER TO DIRECT VOTE
               |
               |      1,808,433**
NUMBER OF      |----------------------------------------------------------------
 SHARES        | 8    SHARED VOTING POWER
BENEFICIALLY   |
 OWNED BY      |      0
  EACH         |----------------------------------------------------------------
REPORTING      | 9    SOLE POWER TO DIRECT DISPOSITION
 PERSON        |
  WITH         |      1,808,433**
               |----------------------------------------------------------------
               | 10    SHARED DISPOSITIVE POWER
               |
               |       0
               |----------------------------------------------------------------
---------------|----------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,808,433**
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]

--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.6%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO

--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
 **Reporting Person disclaims beneficial ownership of all shares, except to the extent of its pecuniary interest therein.

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 369032-10-7                                          Page 3 of 8 Pages
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    RadiSys CPD, Inc.
    04-2738973
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
    OO

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                       [ ]


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

--------------------------------------------------------------------------------
               | 7    SOLE POWER TO DIRECT VOTE
               |
               |      1,808,433
NUMBER OF      |----------------------------------------------------------------
 SHARES        | 8    SHARED VOTING POWER
BENEFICIALLY   |
 OWNED BY      |      0
  EACH         |----------------------------------------------------------------
REPORTING      | 9    SOLE POWER TO DIRECT DISPOSITION
 PERSON        |
  WITH         |      1,808,433
               |----------------------------------------------------------------
               | 10    SHARED DISPOSITIVE POWER
               |
               |       0
               |----------------------------------------------------------------
---------------|----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,808,433
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO

--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 8 Pages

  Item 1.   Security and Issuer

     This statement relates to the common stock, $0.10 par value ("Common Stock"), of General Automation, Inc., a corporation organized under the laws of Delaware ("GA"). GA has its principal executive offices at 17731 Mitchell North, Irvine, California 92614.

  Item 2.   Identity and Background

     RADISYS CORPORATION. This Statement is filed by RadiSys Corporation, a corporation organized under the laws of Oregon ("RadiSys"), whose business address is 5445 NE Dawson Creek Drive, Hillsboro, Oregon 97124. RadiSys' principal business is designing and manufacturing embedded computer solutions used by original equipment manufacturers for products in the telecommunications, manufacturing automation, medical devices, transportation, gaming and retail/office automation industries. During the past five years, RadiSys has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Set forth below are the names, principal occupations and business addresses of the executive officers and directors of RadiSys. Each executive officer and director is a citizen of the United States of America, except for Jean-Claude Peterschmitt, who is a citizen of France. During the past five years, none of the executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Executive Officers of RadiSys:

   Name                    Position with RadiSys
   ----                    ---------------------

   Dr. Glenford J. Myers   Chairman of the Board, President and Chief Executive Officer
   Stuart F. Cohen         Vice President of Marketing
   Ronald A. Dilbeck       Vice President and General Manager, Automation Equipment Division
   Douglas D. Goodyear     Senior Vice President of Sales
   Arif Kareem             Vice President and General Manager, Telecommunications Division
   Stephen F. Loughlin     Vice President of Finance and Administration and Chief Financial Officer
   John Sonneborn          Vice President of Manufacturing
   Diane M. Williams       Vice President of Human Resources

   The business address of each executive officer is 5445 NE Dawson Creek Drive, Hillsboro, Oregon 97124.

                                                               Page 5 of 8 Pages

   Directors of RadiSys:

   Name                        Principal Occupation, Address of Employer and Business Address
   ----                        --------------------------------------------------------------
                               of Director
                               -----------

   Dr. Glenford J. Myers*      Chairman of the Board, President and Chief Executive Officer
                               RadiSys Corporation
   James F. Dalton             Vice President and General Counsel, Tektronix, Inc.
                               MS: 63-862
                               26600 SW Parkway
                               PO Box 1000
                               Wilsonville, OR 97070-1000
   Richard J. Faubert          President and CEO, SpeedFam Corporation
                               305 North 54th Street
                               Chandler, AZ 85226-2416
   C. Scott Gibson             President, Gibson Enterprises
                               1900 Twin Points Road
                               Lake Oswego, OR 97034
   Dr. William W. Lattin       Executive Vice President, Synopsys, Inc.
                               19500 NW Gibbs Drive
                               Beaverton, OR 97006
   Jean-Pierre D. Patkay       Vice President of Worldwide Manufacturing, 3Com Corp.
                               5400 Bayfront Plaza
                               Santa Clara, CA 95052-8145
   Jean-Claude Peterschmitt*   Retired General Manager, Vice President, Europe and Chairman of the
                               European Board of Directors, Digital Equipment Corporation

   * Business address is 5445 NE Dawson Creek Drive, Hillsboro, OR 97124

     RADISYS CPD, INC. This Statement is filed by RadiSys CPD, Inc., a corporation organized under the laws of Delaware, a wholly owned subsidiary of RadiSys ("RadiSys CPD") formerly known as Sequoia Systems, Inc. and also formerly known as Texas Micro Inc., whose business address is 5445 NE Dawson Creek Drive, Hillsboro, Oregon 97124. RadiSys CPD's principal business is designing, manufacturing and marketing embedded computer solutions. During the past five years, RadiSys CPD has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Set forth below are the names, principal occupations and business addresses of the executive officers and directors of RadiSys CPD. Each executive officer and director is a citizen of the United States of America. During the past five years, none of the executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                               Page 6 of 8 Pages

   Executive Officers and Directors of RadiSys CPD:

   Name                    Position with RadiSys CPD
   ----                    -------------------------

   Dr. Glenford J. Myers   Chairman of the Board, President and Chief Executive Officer
   Stephen F. Loughlin     Treasurer, Chief Financial Officer and Director
   Douglas D. Goodyear     Secretary
   John C. Leonardo        Vice President and General Manager

   The business address of each executive officer and director is 5445 NE Dawson Creek Drive, Hillsboro, Oregon 97124.

  Item 3.   Source and Amount of Funds or Other Consideration

          See Item 4 below.

  Item 4.   Purpose of Transaction

          On September 30, 1999, RadiSys CPD and GA entered into a
Letter Agreement, a copy of which is attached hereto as Exhibit A and incorporated by reference herein. Pursuant to the terms of the Letter Agreement, to satisfy indebtedness it owes to RadiSys CPD, GA (a) made a cash payment of $1.5 million to RadiSys CPD on September 30, 1999, (b) issued one promissory note to RadiSys CPD evidencing a principal amount of $250,000 and a second promissory note evidencing a principal amount of $500,000 (the "$500,000 Note") and (c) agreed to issue 1,133,333 shares of GA's common stock to RadiSys CPD. GA must issue the shares of its common stock to RadiSys CPD on or before October 30, 1999.

          If GA is unable to obtain financing before January 28, 2000, it may, in its sole discretion, elect to satisfy its entire obligation under the $500,000 Note by executing and delivering to RadiSys CPD or any other holder of the $500,000 Note (1) a secured convertible promissory note (the "Secured Note") with an original principal amount equal to the sum of the then outstanding principal balance of the $500,000 Note and all accrued but unpaid interest then owed on the $500,000 Note and (2) a warrant to purchase, for $0.45 per share, shares of GA common stock equal to (a) the original principal amount of the Secured Note divided by (b) $8.00. Interest accrues on the $500,000 Note at the rate of 10% per annum. The outstanding balance on the Secured Note may be converted into shares of GA common stock at a rate equal to $0.73 per share. A copy of the $500,000 Note is included as an exhibit to this statement and is incorporated herein by reference.

          The foregoing summaries of the Letter Agreement and the $500,000 Note are qualified in their entirety by reference to the full agreements which are filed as exhibits.

          Other than the transactions contemplated by the Letter
Agreement, neither RadiSys nor RadiSys CPD has any plans or proposals required to be disclosed in this Item 4.

  Item 5. Interest in Securities of the Issuer

          (a) - (c) By reason of the Letter Agreement, RadiSys CPD directly beneficially owns 1,133,333 shares (the "Current Shares") of GA common stock. RadiSys CPD owned 675,100 shares, which were acquired as described in Sequoia Systems, Inc.'s Schedule 13D filed as of October 11, 1996 (the "Prior Shares"), before acquiring the Current Shares, bringing its present total beneficial ownership to 1,808,433 shares of GA common stock (the "Shares"). The Shares represent approximately 15.6% of the outstanding shares of GA common stock. RadiSys CPD has sole power to

                                                               Page 7 of 8 Pages

dispose of and vote the Shares. Except as described in this statement, neither RadiSys, RadiSys CPD nor, to the best knowledge of RadiSys and RadiSys CPD, any of the persons listed in Item 2 above beneficially owns any shares of GA common stock. Except as described in this statement, neither RadiSys, RadiSys CPD nor, to the best of its knowledge, any of the persons listed in Item 2 above has effected any transactions in GA common stock during the past 60 days.

          Because RadiSys owns 100% of the outstanding shares of RadiSys CPD common stock, it may be deemed to beneficially own the Shares. RadiSys has sole power to direct the vote and disposition of the Shares. RadiSys disclaims beneficial ownership of the Shares except to the extent of its pecuniary interest therein.

          (d) Not applicable.

          (e) Not applicable.

  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          See Item 4 with respect to the Letter Agreement, the $500,000 Note, the Secured Note and the form of warrant.

          In addition, GA and RadiSys CPD have entered into a Registration Rights Agreement, dated September 30, 1999 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, RadiSys CPD is entitled to include the shares issued to it under the Letter Agreement (the "Registrable Shares") in certain registrations initiated by GA under the Securities Act of 1933, as amended (the "Securities Act"). GA is obligated to pay the expenses of any such registration, with certain exceptions. The Registration Rights Agreement terminates at such time as RadiSys CPD ceases to hold any Registrable Shares and GA has no obligation to issue any further Registrable Shares to RadiSys CPD pursuant to the Letter Agreement. The Registration Rights Agreement includes certain limitations on the rights of Holders thereunder and contains other customary provisions. The Registration Rights Agreement is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

  Item 7. Material to be Filed as Exhibits

          The following documents are filed as exhibits:

           A Letter Agreement, dated September 30, 1999 by and between RadiSys CPD, Inc. (formerly Sequoia Systems, Inc.) and General Automation, Inc.

           B Convertible Promissory Note dated September 30, 1999 issued by General Automation, Inc. to RadiSys CPD, Inc. in the principal amount of $500,000.

           C Registration Rights Agreement, dated September 30, 1999 by and between RadiSys CPD, Inc. (formerly Sequoia Systems, Inc.) and General Automation, Inc.

                                                               Page 8 of 8 Pages

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Date: October 12, 1999                   RADISYS CORPORATION
                                           RADISYS CPD, INC.




                                           By: STEPHEN F. LOUGHLIN
                                               --------------------------------
                                               Stephen F. Loughlin
                                               Chief Financial Officer

                                  EXHIBIT INDEX


Exhibit No.            Description
-----------            -----------
     A Letter Agreement, dated September 30, 1999 by and between RadiSys CPD, Inc. (formerly Sequoia Systems, Inc.) and General Automation, Inc.

     B Convertible Promissory Note dated September 30, 1999 issued by General Automation, Inc. to RadiSys CPD, Inc. in the principal amount of $500,000.

     C Registration Rights Agreement, dated September 30, 1999 by and between RadiSys CPD, Inc. (formerly Sequoia Systems, Inc.) and General Automation, Inc.